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                                  EXHIBIT 11.01

                           CONSOLIDATED PRODUCTS, INC.

                        COMPUTATION OF EARNINGS PER SHARE



NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
     Primary earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common shares outstanding and common equivalent shares. Common equivalent shares include shares subject to purchase under stock options and stock warrants. Primary weighted average shares and equivalents increased due to an increase in the number of shares outstanding arising from the conversion of the Company's 10% subordinated convertible debentures into the Company's common stock effective April 3, 1995.

     Fully diluted earnings per common and common equivalent share assumes, in addition to the above, that the Debentures were converted at the date of issuance, and that net earnings are increased by the actual amount of interest expense, net of income taxes, related to the Debentures.

     The following table presents information necessary to calculate earnings per common and common equivalent share:


                                                                            1996           1995           1994
                                                                    ------------------------------------------
Primary:
  Weighted average shares outstanding                                 13,805,748     11,291,284      8,572,628
  Share equivalents                                                      303,610        359,214        365,217
                                                                    ------------------------------------------
  Weighted average shares and equivalents                             14,109,358     11,650,498      8,937,845
                                                                    ------------------------------------------

Fully Diluted:
  Weighted average shares outstanding                                 13,805,748     11,291,284      8,572,628
  Share equivalents                                                      342,776        442,894        393,935
  Conversion of Debentures                                                    --      2,205,916      4,699,589
                                                                    ------------------------------------------
  Weighted average shares and equivalents                             14,148,524     13,940,094     13,666,152
                                                                    ------------------------------------------

Net earnings:
  Net earnings for primary earnings per share computation           $ 13,009,127   $ 10,026,144   $  7,173,923
  Add-interest expense, net of income taxes, applicable to
    Debentures                                                                --        333,003        722,368
                                                                    ------------------------------------------
  Net earnings, as adjusted for fully diluted earnings
  per share computation                                             $ 13,009,127   $ 10,359,147   $  7,896,291
                                                                    ------------------------------------------


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